File No. 69-228

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-3A-2/A
Amendment No. 2

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE
PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT
OF 1935

Nicor Inc.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information: (1)

1. Nicor Inc., an Illinois corporation, is a holding company, whose subsidiaries are engaged primarily in gas distribution and containerized shipping. The general office of the company and subsidiary companies, except as otherwise noted, is located at 1844 Ferry Road, Naperville, Illinois 60563-9600. The following are subsidiaries of the company, all of which are wholly owned. Certain subsidiaries have a membership or partnership interest in limited liability companies or partnerships, as noted; unless otherwise indicated, these are less-than-majority interests:

Northern Illinois Gas Company (doing business as Nicor Gas Company) and Subsidiary

Northern Illinois Gas Company, an Illinois Corporation doing business as Nicor Gas Company (Nicor Gas), is a public utility, as defined in the Act, and is engaged principally in the purchase, storage, transportation, distribution and sale of natural gas to the public in northern Illinois, excluding the city of Chicago. It serves 2 million customers in more than 600 communities and adjacent areas in about 35 counties. Nicor Gas is subject to the comprehensive jurisdiction of the Illinois Commerce Commission, which has authority to regulate substantially all phases of Nicor Gas' public utility business in Illinois. NI-Gas Exploration, Inc., an Illinois corporation and a wholly owned subsidiary of Nicor Gas, is a partner in a small oil and gas production project.

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(1)   Claimant hereby files this amended statement of exemption to reflect the correction of errors in Item 3.

TABLE OF CONTENTS

Signature
Exhibits Index
Nicor Consolidating Statement of Operations
Nicor Consolidating Balance Sheets
Nicor Consolidating Statement of Retained Earnings
Birdsall Consolidating Statement of Operations
Birdsall Consolidating Balance Sheet
Birdsall Consolidating Stmt of Retained Earnings
NEVC Consolidating Statement of Operations
NEVC Consolidating Balance Sheet
NEVC Consolidating Statement of Retained Earnings

Birdsall, Inc. and Subsidiaries

Birdsall, Inc. (Birdsall), a Florida corporation headquartered in Riviera Beach, Florida, is engaged primarily in the handling and carriage of containerized cargo. Birdsall's major subsidiary, Tropical Shipping and Construction Co., Ltd. (Tropical), a Bahamian corporation, is engaged in containerized cargo shipping primarily between 24 ports in the Caribbean, Canada's east coast and the Port of Palm Beach, Florida. Other wholly owned subsidiaries of Birdsall or Tropical and places of incorporation are: Birdsall Shipping Co., Ltd. — Liberia; Birdsall Shipping, S.A. — Panama; Container Terminals, Ltd. — Bahamas; Freship, S.A. — Dominican Republic; Tropical Shipping of Canada, Inc. — Delaware; Transfresca, S.A. — Honduras; Birdsall de Mexico, S.A. de C.V. — Mexico; Tropical Shipping, Inc. — Delaware; Tropical Shipping International, Ltd. — Bahamas; Tropical Shipping Agency, Inc. — Delaware; Tropical Express Container Services Trinidad Ltd. — Trinidad; Tropical Express Container Services (Guyana) Inc. — Guyana; Antigua Maritime Agencies Ltd. — Antigua; and Saint Martin Marine Services SARL — St. Martin, all of which own vessels, act as shipping agents or operate as nonvessel operating common carriers. Seven Seas Insurance Company Ltd. — Bahamas and Seven Seas Insurance Company, Inc. — Florida insure cargo for marine risk. Tropic Equipment Leasing Inc. — Delaware maintains a membership interest in a container leasing business.

Nicor Energy Ventures Company and Subsidiaries

Nicor Energy Ventures Company, a Delaware corporation, serves as a holding company for several nonutility subsidiaries operating in the Midwest, all of which are Delaware companies: Nicor Enerchange, L.L.C. is a wholesale natural gas marketing company that also administers a market-area hub; Nicor Energy Management Services Company is a member in a Delaware limited liability company, Nicor Energy L.L.C., which markets natural gas and electricity and provides related retail services; Nicor Energy Solutions Inc. offers energy systems design and construction; Nicor Energy Services Company offers various retail energy-related products and services and owns Nicor Home Services, L.L.C., a Delaware limited liability company providing heating, ventilation and air conditioning services; Nicor Technologies Inc. provides pipeline design and corrosion protection services; Nicor NGV Corp. was formerly a partner in Clean Fuel Services, an entity that was dissolved in 2002 and provided turnkey natural gas fuel station services for the natural gas vehicle market. Nicor Energy Ventures Company is also a member of two Delaware limited liability companies: EN Engineering L.L.C., located in Woodridge, Illinois, is engaged in the design, installation, and maintenance of a variety of pipeline facilities, and Adkins Energy L.L.C., an ethanol processing facility in Lena, Illinois.

Other Subsidiaries

Nicor Horizon, Inc., a Delaware corporation, is a member in a Delaware limited liability company, Horizon Pipeline Company, L.L.C., which is engaged in the operation of a natural gas pipeline in northern Illinois. Nicor Fixed Bill, L.L.C., a Delaware limited liability company, offers a fixed-bill product to Nicor Gas customers. Nicor Purchasing, L.L.C., an Illinois limited liability company, is engaged in the business of procuring goods and services on behalf of Nicor Inc. and its subsidiaries operating in Illinois. Tropical Bahamas Ltd., a Bahamian corporation, is a finance company whose principal business is with affiliates. Nicor Oil and Gas Corporation, a Delaware corporation that formerly owned subsidiaries engaged in gas and oil exploration and production, has disposed of substantially all of its assets. Nicor National Inc., a Delaware corporation, and its two wholly owned subsidiaries, Nicor National Louisiana Inc. and Nicor National Illinois Inc., also both Delaware corporations, were formerly engaged in the shipyard business and have disposed of substantially all of their assets. Nicor Mining Inc., a Delaware corporation formerly engaged in the coal mining business, has disposed of substantially all of its assets.

2. Gas Distribution Properties. The gas distribution, transmission and storage system of Nicor Gas is wholly within the State of Illinois and includes approximately 31,000 miles of mains, approximately 28,000 miles of service pipe connecting the mains to customers' premises, and seven underground storage fields. Other properties of Nicor Gas include buildings, land, motor vehicles, meters, regulators, compressors, construction equipment, tools, communication and computer equipment, software and office equipment, as required for the conduct of its business.

3. The following information relates to Nicor Gas for calendar year 2002:

    a. Mcf of natural gas distributed at retail (1)   254,503,033

    b. Mcf of natural gas distributed at retail outside of Illinois   None

    c. Mcf of natural gas sold at wholesale outside of or at the state line of Illinois (2)   42,141,644

    d. Mcf of natural gas purchased outside of or at the state line of Illinois (3)   256,323,322

    (1) Represents direct sales to residential and commercial customers only. Sales to industrial customers for their own use were 6,959,823 Mcf. In addition, 149,163,088 Mcf, 97,496,122 Mcf and 11,022,164 Mcf of customer-owned gas were delivered to industrial, commercial and residential customers, respectively, through transportation agreements.

    (2) Represents transactions with marketers, brokers and/or other resellers of natural gas. Nicor Gas has not sold gas directly to end-users outside the state of Illinois.

    (3) Although this gas was purchased outside of Illinois, it was transported to Illinois by nonaffiliated pipelines and virtually all of the gas was delivered inside Illinois or sold at wholesale outside Illinois.

4. Not applicable.

Signature

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 18th day of June, 2003.

Nicor Inc.

By   /s/ KATHLEEN L. HALLORAN
_____

Kathleen L. Halloran
Executive Vice President
Finance and Administration

CORPORATE SEAL

ATTEST:

/s/ A. C. ALLISON
_____

A. C. Allison
Assistant Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Kathleen L. Halloran
Executive Vice President
Finance and Administration

Nicor Inc.
P. O. Box 3014
Naperville, Illinois 60566-7014

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Exhibits Index

Exhibit Number	Description
A-1	Nicor Inc. Consolidating Statement of Operations
A-2	Nicor Inc. Consolidating Balance Sheet
A-3	Nicor Inc. Consolidating Statement of Retained Earnings
A-4	Birdsall, Inc. Consolidating Statement of Operations
A-5	Birdsall, Inc. Consolidating Balance Sheet
A-6	Birdsall, Inc. Consolidating Statement of Retained Earnings
A-7	Nicor Energy Ventures Company Consolidating Statement of Operations
A-8	Nicor Energy Ventures Company Consolidating Balance Sheet
A-9	Nicor Energy Ventures Company Consolidating Statement of Retained Earnings

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